Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

OPTION PURCHASE AGREEMENT

PROPOSED MANDATE IN RELATION TO

THE POSSIBLE VERY SUBSTANTIAL DISPOSAL

DISPOSAL OF AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

THE OPTION PURCHASE AGREEMENT AND THE POSSIBLE DISPOSAL

The Company is pleased to announce that on 1 December 2025 (Hong Kong time and after trading hours), (1) the Vendor, a wholly-owned subsidiary of the Company, (2) the Purchaser, an independent third party, and (3) the Disposal Company, a wholly-owned subsidiary of the Company, entered into the Agreement pursuant to which the Vendor has conditionally agreed to grant, and the Purchaser has conditionally agreed to acquire, the Option at the Option Consideration of US$500,000 (equivalent to HK$3,900,000) in cash, whereby the Purchaser may within the Option Term and subject to the fulfilment of the Conditions Precedent at its discretion call upon the Vendor to proceed with the Possible Disposal to sell the Sale Units, representing 100% of the issued and outstanding limited liability Units of the Disposal Company, to the Purchaser for the Sale Units Consideration of US$100,000,000 (equivalent to HK$780,000,000), which will be satisfied in cash and Consideration Shares.

LISTING RULES IMPLICATIONS

Rule 14.73 of the Listing Rules states that the grant, acquisition, transfer or exercise of an option by a listed issuer will be treated as a transaction and classified by reference to the percentage ratios (as defined under the Listing Rules). Rule 14.74 of the Listing Rules states that where an option involving a listed issuer, the exercise of which is not at the listed issuer’s discretion, the transaction will be classified as if the option had been exercised, and upon the exercise of such option, such exercise shall be disclosed by way of an additional announcement.

As the highest applicable percentage ratio (as defined in Rule 14.07 of the Listing Rules) in respect of the Possible Disposal is more than 75%, the Agreement together with the Possible Disposal constitute a very substantial disposal of the Company under Chapter 14 of the Listing Rules. Accordingly, the Agreement and the Possible Disposal are subject to the reporting, announcement, circular and Shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The EGM will be convened and held for the Shareholders to consider and, if thought fit, approve the Agreement and the transactions contemplated thereunder and the Board will seek the Proposed Mandate to be granted in advance by the Shareholders at the EGM for the Directors to proceed with and complete the Possible Disposal with the Purchaser on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option.

A circular containing, among other things, (i) further information of the Agreement and the Possible Disposal; (ii) the notice of the EGM; and (iii) other information as required under the Listing Rules, is expected to be despatched to the Shareholders on or before 22 December 2025.

The Agreement is conditional upon the satisfaction of the conditions precedent in the Agreement, including the approval of the Agreement and the transactions contemplated thereunder and the granting of the Proposed Mandate to the Board by Shareholders at the EGM and the Possible Disposal is subject to the exercise by the Purchaser of the Option. Accordingly, the Agreement and the Possible Disposal may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in securities of the Company.

BACKGROUND

The Disposal Company is an indirect wholly-owned subsidiary of the Company established in 2021 in the United States with the goal to exploit the intellectual property rights and knowhows of the Group and build its own manufacturing plant in the United States to become the first onshore producer of natural graphite anode materials in the United States to meet with the blooming electric and plug-in hybrid electric vehicles industry in the United States with participants like Tesla, Ford, GM, Rivian and Lucid Motors, etc.. As previously announced by the Company, in an attempt to achieve the abovementioned goal, the Disposal Company had entered into a joint venture agreement with an energy company in Michigan, United States with the plan to develop and operate a single plant for the purposes of processing or otherwise enhancing graphite anode material, etc.. Unfortunately, due to new laws passed in the US (namely the Inflation Reduction Act), tariff war and the ever-increasing geographical political tension between the United States and China, to which the Group and its technologies are rooted, funding for the abovementioned project had not been forthcoming rendering it unachievable or even is no longer feasible. In order to recoup the expenses already invested by the Company in the Disposal Company, the Company has been engaged in negotiation with interested parties on possible disposing its equity interests in the Disposal Company with the further intention to realize the value and potential of its technologies and knowhows in the United States market to create benefits for its Shareholders.

THE AGREEMENT

On 1 December 2025 (Hong Kong time and after trading hours), (1) the Vendor, a wholly- owned subsidiary of the Company, (2) the Purchaser, an independent third party, and (3) the Disposal Company, a wholly-owned subsidiary of the Company, entered into the Agreement pursuant to which the Vendor has conditionally agreed to grant, and the Purchaser has conditionally agreed to acquire, the Option at the Option Consideration of US$500,000 (equivalent to HK$3,900,000) in cash, whereby the Purchaser may within the Option Term and subject to the fulfilment of the Conditions Precedent at its discretion called upon the Vendor to proceed with the Possible Disposal in selling the Sale Units, representing 100% of the issued and outstanding limited liability Units of the Disposal Company for the Sale Units Consideration of US$100,000,000 (equivalent to HK$780,000,000), which will be satisfied in cash and Consideration Shares.

Details of the Agreement are set out below:

Date

1 December 2025 (Hong Kong time and after trading hours)

Parties to the Agreement

Vendor:	Happy Growth Group Limited, a company incorporated in the British Virgin Islands

Purchaser:	M2i Global, Inc., a company established in Nevada, the United States, the shares of which are listed and traded on OTCQB market under ticker: MTWO.

Disposal Company:	Graphex Technologies LLC, a company established in the State of Delaware, the United States and an indirect wholly-owned subsidiary of the Company

Assets to be disposed of

The Option, which entitles the Purchaser within the Option Term and subject to the fulfilment of the Conditions Precedent at its discretion called upon the Vendor to proceed with the Possible Disposal in accordance with the Principal Terms.

Option Consideration

US$500,000 (equivalent to HK$3,900,000) in cash

Option Term

The Option Term shall commence from the date the passing of the necessary resolution(s) by the Shareholders approving the Agreement and the transactions contemplated hereunder and the Proposed Mandate and the Proposed Mandate (the “Effective Date”) and automatically expire upon the earlier of: (a) at 12:00 p.m. U.S. Eastern Time on the date that is the nine (9) month anniversary of the Effective Date (the “Option Termination Date”), (b) the closing of the exercise of the Option, or (c) the termination of the Agreement.

The Purchaser has the right to extend the Option Term for a further period of three (3) months by (a) providing written notice to the Vendor of the Purchaser’s intention to extend the Option Term at least thirty (30) days before the Option Termination Date; and (b) paying to the Vendor an extension payment of US$167,000 (equivalent to HK$1,302,600) in cash on or before the Option Termination Date. Such extension payment is non-refundable to the Purchaser except in the event of the termination of the Agreement under the section headed “Termination” below.

Due Diligence Review

During the Option Term the Purchaser shall at its own costs and expenses and at its sole discretion be entitled to conduct due diligence review on the affairs of the Disposal Company.

Conditions Precedent

The Agreement (including the transaction contemplated hereunder) is subject to fulfilment of the following Conditions Precedent:

(a)	the passing of the necessary resolution(s) by the Shareholders approving the Agreement and the transactions contemplated hereunder (including but not limited to the granting of Proposed Mandate to the Board to enter into the Definitive Agreement on the Principal Terms for the Possible Disposal) in compliance with the Listing Rules;

(b)	all necessary consents and approvals (if any) required to be obtained from any regulating parties (including but not limited to the Stock Exchange) are being obtained; and

(c)	the Purchaser Shares remaining quoted for trading on OTCQB market or any other major exchange in the United States.

To the best of the knowledge, information and belief of the Directors, and having made reasonable enquiries, no approval is required by the Purchaser for any third party consent or approval for entering the Agreement, the Definitive Agreement (including the Principal Terms) and the transactions contemplated thereunder.

Exercise of the Option

Subject to fulfilment of all the Conditions Precedent, the Option may be exercised by the Purchaser, in its sole discretion, by delivering the Option Notice to the Vendor prior to the expiration of the Option Term.

The Definitive Agreement

As soon as reasonably practicable after the delivery of the Option Notice to the Vendor, the Parties shall commence to negotiate on the Definitive Agreement. It is envisaged that the Parties shall enter into the Definitive Agreement within three (3) months from the delivery of the Option Notice by the Purchaser to the Vendor. The Definitive Agreement shall include the Principal Terms and such other representations, warranties, conditions, covenants, indemnities, and other terms that are customary for transactions of this kind.

The Principal Terms

The Principal Terms of the Definitive Agreement shall be:

(a)	Asset subject to the transaction

The Sales Units.

(b)	Sale Units Consideration

The total consideration for the sales and purchase of the Sale Units shall be One Hundred Million U.S. Dollars (US$ 100,000,000), which shall be paid to the Vendor by a combination of a cash payment in U.S. Dollars and issuance of Consideration Shares through three (3) tranches:

(i)	Tranche 1. At the Closing, the Purchaser shall pay the Vendor Thirty Million U.S. Dollars (US$30,000,000), of which US$3,000,000 shall be paid in cash, by wire transfer of immediately available U.S. Dollars to an account designated by the Vendor, and US$27,000,000 shall be paid in Purchaser Shares valued at US$3.00 per share (“Tranche 1 Consideration Shares”);

(ii)	Tranche 2. Within 3 months after the Closing, the Vendor shall deliver to the Purchaser the Basic Design, and upon acceptance of the Basic Design by the Purchaser, the Purchaser shall pay the Vendor Thirty Million U.S. Dollars (US$30,000,000) in Purchaser Shares valued at US$3.00 per share (“Tranche 2 Consideration Shares”);

(iii)	Tranche 3. Upon completion of construction of the Plant and approval of production within 24 months of Closing, the Purchaser shall pay the Vendor Forty Million U.S. Dollars (US$40,000,000) in Purchaser Shares valued at US$4.00 per share (“Tranche 3 Consideration Shares”, and collectively with the Tranche 1 Consideration Shares and Tranche 2 Consideration Shares, the “Consideration Shares”);

(iv)	For the avoidance of doubt, all costs and expenses in the implementation of the Plant (including but not limited to design, building construction, procurement of equipment) shall be borne by and fully funded by the Purchaser. The Vendor shall provide the technical support for the construction of the Plant and setting up of the production line to achieve production capability for the Plant;

(v)	The Purchaser shall exercise all commercially reasonable efforts to pursue and meet with the estimated time for the completion of the Plant and approval of production set out in paragraphs (ii) and (iii) above; and

(vi)	The Purchaser shall register all Consideration Shares as soon as reasonably practicable after the Closing by filing a resale registration statement to permit the sale of such shares from time to time.

(c)	Basic Design

The basic design (the “Basic Design”) shall include all essential preliminary drawings and data required for the construction of the Plant including documentation regarding fundamental components of a detailed engineering design such as process flow diagram (PFD) with material balance for entire system, civil and architectural drawing, utility consumption list, equipment list, equipment plot plan and data sheet. Within 3 months after the Closing, the Vendor is obligated to deliver to the Purchaser the Basic Design.

The Basic Design of the Plant shall incorporate proven operational efficiencies and anticipate regulatory hurdles for the Purchaser in submitting the applications and permit for the construction of the Plant and shall include critical site-specific details necessary for securing permits and approvals for the construction of the Plant, such as, inter alia:

(i)	site requirements including land area, plot ratio, road access points and internal traffic flow, etc.;

(ii)	utility specifications such as power (voltage, capacity, connection points), water (source, daily volume, inlet/outlet specs), gas (type, pressure, consumption rates) and water treatment systems; and

(iii)	environmental compliance such as effluent quality standards, waste management protocols, air emission controls and noise mitigation measures.

(d)	Technical Support

The Group will provide Technical Support for a period of up to 5 years starting from the Closing including equipment procurement, installation of equipment, on-site and off-site staff training for production, maintenance, and validation, online help desk and participation in meetings to answer technical questions upon requests.

(e)	Non Competition

Subject to Closing having taken place,

(i)	the Vendor shall not for a period commencing from the date of Closing until the date falling on the last expiry date of the Patents and the Licensed Patents, either directly or indirectly, compete with the Disposal Company and the Purchaser on any graphite products that are manufactured by the Disposal Company by applying the Patents and Licensed Patents within the North America, Australia, New Zealand and Europe including Ukraine, Japan, Republic of Korea and Africa; and

(ii)	the Purchaser shall not for a period commencing from the date of Closing until the date falling on the last expiry date of the Patents and Licensed Patents, either directly or indirectly, compete with the Vendor on any graphite products that are manufactured by the Disposal Company by applying the Patents and Licensed Patents within PRC (including Hong Kong, Macau and Taiwan).

(f)	Closing

Closing shall take place within one (1) month after entering into the Definitive Agreement and on condition that Purchaser Shares shall remain quoted for trading on OTCQB market.

Non-solicitation

While the Agreement is in effect, the Vendor shall not, and shall not authorize or permit any of its affiliates or any of its or their representatives to, directly or indirectly, (i) advertise or market the Units for sale to another party ; (ii) encourage, solicit, initiate, facilitate, or continue inquiries regarding possible disposal of the Units; (iii) enter into discussions or negotiations with, or provide any information to, any party concerning a possible disposal of the Units; or (iv) enter into any agreements or other instruments (whether or not binding) regarding disposal of the Units. The Vendor shall immediately cease and cause to be terminated, and shall cause its affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any persons conducted prior to the date of the Agreement with respect to, or that could lead to, possible disposal of the Units.

Termination

The Agreement shall be terminated:

(a)	by mutual written consent of the Parties;

(b)	if the Vendor fails to fulfil the conditions precedent (a) and (b) set out in Section entitled “Conditions Precedent” above before the Option Termination Date, the Purchaser shall have the right to terminate the Agreement, obtain full and immediate refund of the Option Payment paid by the Purchaser;

(c)	if after all the Conditions Precedent have been fulfilled, the Vendor fails to perform any of its obligations under the Agreement, the Purchaser shall have the right to terminate the Agreement, obtain a full and immediate refund of the Option Payment paid by the Purchaser, and/or to seek such other relief the Purchaser may have at law or in equity, including, without limitation, the filing of an action for specific performance and seeking injunctive relief to prevent a granting of an option to purchase the Sale Units from a party other than the Purchaser; and

(d)	if after all the Conditions Precedent have been fulfilled, the Purchaser fails to perform any of its obligations under the Agreement, then the Vendor may terminate the Agreement and retain the Option Payment paid by the Purchaser, and the Vendor thereafter shall have no further liability or obligations hereunder except those obligations that survive the termination of the Agreement.

Governing Law

The Agreement and all actions and matters arising under the Agreement or related the Agreement are governed by, and construed and enforced in accordance with, the laws of the State of New York, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of New York. Any proceeding with respect to the Agreement may be brought exclusively in the New York State courts sitting in New York County or the federal courts of the United States for the Southern District of New York and sitting in New York County.

The Directors are of the view that the terms and conditions of the Agreement are fair and reasonable on normal commercial terms and in the interest of the Company and its Shareholders as a whole.

In the event there is any material changes to the Principal Terms for the Definitive Agreement, the Company shall inform the Shareholders and seek their approval for such changes.

BASIS OF CONSIDERATIONS

The Option Consideration

The Option Consideration was determined after arm’s length negotiations between the Parties, having taken into consideration various factors, including:

(i)	the desire of the Company to dispose of the Disposal Company as a result of the unfavourable business environment in the United States encountered by the Company in order to prevent incurring further costs and expenses;

(ii)	the costs and expenses to be incurred by the Company to hold the EGM to seek Shareholders’ approval on the Agreement and the transactions contemplated thereunder, including the Possible Disposal and that the Option Consideration is sufficient to cover them; and

(iii)	by referencing the ratios between the option price and the purchase price of an exhaustive list of comparable transactions announced by listed issuers on the Mainboard of the Stock Exchange between 2022 and 2025 as follows:

Company Name and Stock Code	Date	Option price (A)	Purchase price (B)	Ratio (A)/(B)
(a) Beijing Energy International Holding Co., Ltd (686)	December 2022	AUD250,000	AUD97,500,000	0.26%
		(Note 1)	(Note 1)

(b) Xinjiang Goldwind Science & Technology Co., Ltd (2208)	December 2022	AUD250,000	AUD97,500,000	0.26%
		(Note 1)	(Note 1)

(c) BHCC Holding Limited (1552)	March 2024	S$85,456	S$8,545,600	1%
		(Note 2)	(Note 2)
	May 2024	S$22,324	S$2,232,400	1%
		(Note 2)	(Note 2)
	May 2024	S$26,176	S$2,617,600	1%
		(Note 2)	(Note 2)

(d) Edvance International Holding Limited (1410)	December 2024	S$28,000	S$2,800,400	1%
		(Note 2)	(Note 2)
		S$27,500	S$2,750,000	1%
		(Note 2)	(Note 2)

(e) The Company	1 December 2025	US$500,000	US$100,000,000	0.5%

Notes:

1.	AUD = Australian dollars; and

2.	S$ = Singapore dollars

To the best of the Directors’ information and believe, the above list of comparable transactions are selected based on the following screening criteria:

–	the comparable transactions are notifiable conducted by issuers listed on the Stock Exchange such that material information can be extracted from the relevant announcements;

–	all the call options granted/purchased in the comparable transactions have a separate option price attached thereto;

–	only call options granted/purchased that entitled the optionees to acquire assets at their discretion are selected, no put options granted/purchased that entitled the optionees to require the optionors to acquire assets from the optionees are selected; and

–	all the call options granted/acquired in the comparable transactions were not granted/acquired as a result or part of a larger transaction under which the call options granted/acquired usually did not attract a separate price of their own.

The Sale Units Consideration

The Sale Units Consideration including the issue prices of the Consideration Shares were determined after arm’s length negotiations between the Vendor and the Purchaser, having taken into consideration various factors, including:

(i)	Waiver of amount due by the Disposal Company to the Vendor

At Closing, the Vendor is expected to waive all sums due and owing by the Disposal Company to the Vendor in the approximate amount of HK$15,500,000 (equivalent to approximately US$1,988,000) (the “Waived Amount”) which is the sum the Company invested in the Disposal Company. To waive a loan is common way to resolve the internal loan before a sale and a very common inter-company transaction. It will eliminate the inter-company loan, resulting in a cleaner, more attractive balance sheet for the Disposal Company.

(ii)	The cash element of the Consideration

The cash sum of US$3,000,000 of the Sale Units Consideration will allow the Company to fully recoup its investment loss in the Disposal Company.

(iii)	Purchaser’s ability to obtain funding for the Plants

The Parties have worked out a preliminary estimated budget for the Plant at US$500,000,000 by referencing to similar processing plants of similar output, including the US$650,000,000 budget 50,000 metric tons natural graphite anode materials factory in Brunswick County, North Carolina, USA announced by Epsilon Advanced Materials Pvt Ltd of India in 2023 and the US$500,000,000 budget 50,000 metric tons lithium-ion battery cathode factory in Tanger Tech City, Morocco announced by BTR New Material Group Co., Ltd. of China (BSE: 920185) in 2023.

Under the estimated budget for the Plant, (i) the costs for the acquisition of land and construction of the building for the Plant are estimated at US$250,000,000, (ii) the costs for acquisition of machineries to set up the production line, and equipment for the laboratory etc. are estimated at US$145,000,000, (iii) the costs for hiring and training of staff are estimated at US$5,000,000 and (iv) the costs for the acquisition of the Patent Rights via the acquisition of the Disposal Company, (including the Basic Design and Technical Support to be provided by the Group under the Agreement) are being agreed at US$100,000,000 (i.e. the total consideration of the Agreement) based on their values in making the Plant successful are being recognized by both Parties to be the most important software for the Plant to achieve the production capability.

With the past experiences of the Disposal Company, the Company recognizes that securing construction funding will be the most essential factor to render the Plant a success and in turn to enable the realization of the potential value of the Patent Rights that are necessary to achieve production capability for the Plant. The Company has considered and assessed the Purchaser being a United States company owned and controlled by US shareholders has an advantage of obtaining grants from the United States government and raising funds to finance the project through the United States capital market to finance the project for the Plant.

(iv)	Value of the Patents Rights to the Plants

Pursuant to the License Agreement, the Disposal Company holds rights to 30 effective Licensed Patents related to natural graphite anode material production with exclusive and irrevocable authority to manufacture and use the patented technologies to in North America, for the period up to the individual expiry date of each Licensed Patent.

Both Parties consider that the Disposal Company can offer time value and reliability to the Purchaser who can immediately exploit the Patents Rights in the manufacturing process of the Plant that have years of proven production record of natural graphite anode materials by exploiting and applying the same intellectual property rights in the Group’s own factory in the PRC without the need to spend money and time on refresh and development for its own patent rights.

As the planned output of the Plant can only meet a fraction of the ever increasing demands for graphite anode materials in the United States, with the acquisition of the Patent Rights and the Patents, they can be applied at further projects that may be undertaken by the Purchaser.

(v)	Value of the Basic Design to the Plant

The package deal under the Possible Disposal also include the Basic Design for the Plant to be provided by the Group, the Basic Design will include all the essential preliminary drawings and data that are required to constructing the Plant with an annual output of not less than 50,000 metric tons of natural graphite anode materials, that includes, amongst other things, process flow diagram with material balance for the entire system, civil and architectural drawing, utility consumption list and calculations, equipment list (including load data and electrical data) and equipment plot plan.

The Company considers that with years of actual production experience of the Group, it is capable of providing the Purchaser with the Basic Design that will meet the needs and requirements of the Plant. Subject to the Purchaser’s acceptance of the Basic Design, the Company advises that the Purchaser select equipment from vendors with established records of reliability, safety, and yield performance known to the Company’s technical team. The Company’s experience can help reduce the time required for the Plant to begin production, which often takes several years for new participants in the industry. Entering the market earlier, by up to three years, may result in enormous potential opportunity cost savings.

Both Parties consider that the Basic Design is of most importance to the Purchaser in obtaining funding for the Plant project as well as being valuable to the Purchaser in identifying at an early stage on various anticipates regulatory compliance requirements and hurdles that the Plant project may meet in the construction of the Plant and therefore time and cost saving for the project.

(vi)	Value of the Technical Support to the Plant

Apart from the Basic Design, the package deal under the Possible Disposal is expected to include the Technical Support to be provided by the Group over the course of not more than five years from the date of Closing to support the construction of the Plant and setting up of production line to achieve production capability as well as the building up of local staff on production flow, material handling, quality control and electrochemical inspection and maintenance for the Plant for a sustainable production capability for the Plant.

The Company considers that with that are being drawn from a wealth of 17 years of experiences and proven records of the Group and its engineers and technicians gained from planning, constructing and setting up of its own plants and manufacturing facilities with successful natural graphite anode materials production outputs by exploiting the same set of technologies and intellectual rights as the Licensed Patents, it is capable of providing the Purchaser with the Technical Support required by the Plant and can provide value and high degree of certainty to the Purchaser that the Plant will be able to achieve production capability and maintain sustainability.

(vii)	Value of the Consideration Shares

(I)	The issue price of US$3 per Tranche 1 Consideration Share and Tranche 2 Consideration Share represents:

(i)	a premium of approximately 3,041% to the closing price of US$0.0955 per Purchaser Share as quoted on the OTCQB market on 28 November 2025 being the last trading day for the Purchaser Shares prior to entering of the Agreement;

(ii)	a premium of approximately 2,922% to the average closing price of US$0.0993 per Purchaser Share as quoted on the OTCQB market for five consecutive trading days immediately prior to 28 November 2025; and

(iii)	a premium of approximately 2,964% to the average closing price of US$0.0979 per Purchaser Share as quoted on the OTCQB market for 10 consecutive trading days immediately prior to 28 November 2025.

(II)	The issue price of US$4 per Tranche 3 Consideration Share represents:

(i)	a premium of approximately 4,088% to the closing price of US$0.0955 per Purchaser Share as quoted on the OTCQB market on 28 November 2025 being the last trading day for the Purchaser Shares prior to entering of the Agreement;

(ii)	a premium of approximately 3,929% to the average closing price of US$0.0993 per Purchaser Share as quoted on the OTCQB market for five consecutive trading days immediately prior to 28 November 2025; and

(iii)	a premium of approximately 3,986% to the average closing price of US$0.0979 per Purchaser Share as quoted on the OTCQB market for 10 consecutive trading days immediately prior to 28 November 2025.

Currently there is no functional anode material plant in the US. Presently, the United States remains heavily dependent on imported graphite rendering domestic supply chains vulnerable to geopolitical disruptions and trade restrictions, and the setting up of onshore production capabilities would mitigate these risks. The Plant utilizing the Patent Rights will very likely be the first of its kind in the United States and represents a strategically advantageous investment. With the Plant’s 50,000 metric tons production capacity per year, it is estimated to generate sales revenue of US$400,000,000 per year based on the lowest current market price of the similar products produced in China and export to the US market and an estimated net profit margin of between 12–15% at US$48,000,000 to US$60,000,000 per year.

The issue prices for the Consideration Shares are determined by their future value projecting on the earning and profit-making capability of the Plant and by referencing the price-earnings ratio (“P/E Ratio”) of a list of exhaustive comparable companies engaged in similar industry, including:

	Market
Company Name and Stock Code	Capitalization	P/E Ratio
	(US$)
1. China Graphite Group Limited (2237: HK)	73.8 million	Loss making
2. BTR New Material Group (BSE: 920185)	5.1 billion	38.7
3. Shanghai Putailai New Technology Co., Ltd. (SHH: 603659)	8.3 billion	35.3
4. Shanghai Xiangfenghua Technology Co., Ltd. (SZSE: 300890)	546 million	77.1
5. Fang Da Carbon New Materials Co., Ltd (SSE: 600516)	3.6 billion	138
6. Syrah Resources Limited (ASX: SYR)	252 million	Loss making
7. Nouveau Monde Graphite Inc. (NYSE: NMG; TSX: NOU)	450 million	Loss making

To the best of the Directors’ information and believe, given the specialized and rare nature of the anode materials industry, after due enquiries, the Company was able to identify (i) 5 comparable companies operating in the similar business in the anode materials industry in PRC (including Hong Kong); and (ii) 2 comparable companies operating in the similar business in the anode materials industry in North America, and the above list of comparable companies are selected based on the following screening criteria:

–	the comparable companies are having their operations in PRC or in North America, where the Group (excluding Disposal Company) and the Purchaser (including the Disposal Company should the Option being exercised) are or will respectively be operated geographically;

–	each of the comparable companies is primarily based on similar business activities in the anode materials industry and are well recognized in the graphite anode material production industry; and

–	the comparable companies are listed issuers such that their financial information are more accurate and reliable and can be collected from readily available public sources.

After arms’ length negotiations between the Parties, it was agreed to solely adopt the mean value of the projected net profit to be generated by the Plant after operation of US$54,000,000 per year without inclusion of the projected profits of other projects and businesses of the Purchaser and apply it with the P/E ratio of approximately 37 to give the issue price of US$3.00 per Consideration Share and the P/E Ratio of approximately 49 to give the issue price of US$4.00 per Consideration Share which is within the range of the P/E Ratio of profit making listed companies engaged in similar industry.

In light of the above factors, particularly to the opportunity for the Group to recoup all its losses in its investment in the Disposal Company and the potential gain to the Group by realizing the potential value of the Patent Rights in the United States market under the package deal of the Possible Disposal, the Directors are of the view that each of the Option Consideration and the Sale Units Consideration including the issue price of the Consideration Shares are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION ON THE GROUP AND DISPOSAL COMPANY

The Company is an investment holding company. The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

The Disposal Company is a limited liability company duly organized and validly existing in good standing under the laws of the State of Delaware in 2021. As at the date of this announcement, the Disposal Company is an indirect wholly-owned subsidiary of the Company. The principal business of the Disposal Company is development, manufacturing and sales of graphene products in North America.

As at the date of the Agreement, the Disposal Company is (i) the licensee of 30 patents owned by Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited* (黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司), an indirect wholly-owned subsidiary of the Company, in relation to the production of natural graphite anode materials (the “Patents”) that the Disposal Company has been granted an exclusive and irrevocable authority to manufacture and use these patented technologies (details of the Licensed Patents are set out in Schedule 1 of this announcement); and (ii) the applicant of 3 patents published earlier in 2025, two of which are solely owned by the Disposal Company and the remaining one is co- owned by the Disposal Company all in relation to the production process enhancement of graphite anode materials, and silicon-carbon anode materials (the “Patents”, together with the Licensed Patents, the “Patents Rights”) (details of the Patents are set out in Schedule 2 of this announcement).

The unaudited financial information of the Disposal Company, which has been prepared in accordance with International Financial Reporting Standards, is summarised as follows:

	For the year ended 31 December
	2023		2024
Net loss before taxation	HK$	5,837,890.97	HK$	1,254,145.93
Net loss after taxation	HK$	5,837,890.97	HK$	1,254,145.93

The Disposal Company recorded a net loss before taxation for the years ended 31 December 2023 and 2024 respectively, which was mainly attributable to the fact that the Disposal Company did not generate any revenue/income for the years ended 31 December 2023 and 2024 and incurred administrative expenses. As at 31 December 2024, the Disposal Company had an unaudited net liabilities of US$1,745,243 (equivalent to approximately HK$13,612,896) and the figure of US$1,745,243 had included the Waived Amount.

INFORMATION ON THE PURCHASER

The Purchaser is a company established in Nevada, United States and focuses on development and execution of a value supply chain for critical minerals for the government and free trade partners in the United States that intends to develop and supply the United States sanctioned value chain of critical metals and establish a source of critical metals from scrap and recycling of metals. The Purchaser Shares are listed and traded on OTCQB market under ticker: MTWO.

To the best information, knowledge and belief and having made all reasonable enquiry, each of the Purchaser and its connected person(s) is third parties independent of and not connected with the Company and its connected persons as at the date of this announcement.

REASONS FOR AND BENEFIT OF ENTERING INTO THE AGREEMENT AND THE POSSIBLE DISPOSAL

The Disposal Company was established in 2021 to promote the production and sales of graphene products in the United States.

Considering the geopolitical tensions in recent years, including the enactment of the Inflation Reduction Act in the United States, China’s export restrictions on graphite products, and the ongoing trade war, the Board anticipates that future investments in the US will face significant challenges. The Board is of the view that the Possible Disposal is the most advantageous option for the Group to enhance value for the Shareholders. The Plant’s product will be unique in the USA. Building and operating the Plant is expected to add significant value to the Purchaser and its share price. This framework structure leverages the Vendor’s niche expertise to de-risk the Purchaser’s entry into the U.S. market, accelerates the path to operational readiness, and ensures seamless transfer of non-patent technical know-how critical to the Plant’s success and the phased approach balances accountability, expertise, and risk, enabling the Purchaser to establish the first U.S.-based production of this unique anode material while mitigating execution uncertainties. The Group is of the view that the existing team has sufficient capacity to take on the added workload in provision of Basic Design and Technical Support and thus the provision of Basic Design and Technical Support will not incur significant additional costs to the Group. By leveraging the existing team’s capacity, manpower and resources to provide Basic Design and Technical Support, the Group is of the view that the terms and condition of the Possible Disposal is beneficial to the Company and its Shareholders as a whole. Lastly, the Possible Disposal will enable the Group to concentrate on its expansion plans in China.

The option structure as stated in the Agreement was proposed by the Purchaser. In addition to the non-refundable fee for granting the Option which will be an immediate cash for the Company, given the reasons stated above and the Purchaser’s unique position and background as the interested party in acquiring the Disposal Company, the Company is of the view that it is a good choice for the Vendor to agree to the option structure to facilitate a potential sale and as a necessary concession to advance the negotiations and secure a committed Purchaser. Accordingly, the Board is of the view that the entering into the Agreement is in the interest of the Company and the Shareholders as a whole and the Board is of the view that upon exercise of the Option by the Purchaser, the Principal Terms for the Possible Disposal are on normal commercial terms, and the terms are fair, reasonable and in the interests of the Company and the Shareholders as a whole.

POSSIBLE FINANCIAL EFFECTS OF THE POSSIBLE DISPOSAL AND THE INTENDED USE OF PROCEEDS

The Company shall use the Option Consideration to settle the costs and expenses to be incurred in convening the EGM. It is expected that there will be net proceeds of approximately HK$780,000 after deducting such costs and expenses and the Company intends to utilize it as general working capital of the Group.

If the Possible Disposal materialized, upon Closing, the Group shall not have any interest in the Disposal Company and the Disposal Company shall cease to be a subsidiary of the Company since then.

Immediately after receiving the Tranche 1 Consideration, the Group expects to recognise an unaudited gain of approximately US$31,245,243 (equivalent to approximately HK$243,712,895) from the Possible Disposal which is calculated with reference to the difference between (i) the Tranche 1 Consideration of US$30,000,000 (equivalent to HK$234,000,000); and (ii) the aggregate of (a) the estimated unaudited net liabilities of the Sale Units as recorded in the Group’s accounts as at 31 December 2024 and 30 June 2025 are both of US$1,745,243 (equivalent to approximately HK$13,612,896); and (b) the estimated expenses to be incurred by the Group in connection with the Possible Disposal of approximately US$500,000 (equivalent to approximately HK$3,900,000).

Immediately upon receiving the total Consideration (i.e. the Tranche 1 Consideration, the Tranche 2 Consideration and the Tranche 3 Consideration), the Group expects to recognize an unaudited gain of approximately US$101,245,243 (equivalent to approximately HK$789,712,896) from the Possible Disposal which is calculated with reference to the difference between (i) the Consideration of US$100,000,000 (equivalent to approximately HK$780,000,000); and (ii) the aggregate of (a) the estimated unaudited net liabilities of the Sale Units as recorded in the Group’s accounts as at 31 December 2024 and 30 June 2025 are both of US$1,745,243 (equivalent to approximately HK$13,612,896); and (b) the estimated expenses to be incurred by the Group in connection with the Possible Disposal of approximately US$500,000 (equivalent to approximately HK$3,900,000).

The actual amount of gain as a result of the Possible Disposal to be recorded by the Group is subject to (i) if the Vendor can receive the Tranche 2 Consideration and Tranche 3 Consideration where the Consideration Shares is conditional to the Purchaser accepted the Basic Design; (ii) the fair value of the Consideration Shares at their issue dates; and (iii) the carrying amount of the Sale Units as recorded in the Group’s accounts at the Closing, and the review and the final audit to be performed by the Company’s auditors.

The total Consideration for the Possible Disposal amounts to US$100,000,000 (equivalent to HK$780,000,000), consisting of both cash and Consideration Shares. The net proceeds payable to the Group for the Tranche 1 Consideration are expected to be approximately US$30,000,000 (equivalent to approximately HK$234,000,000) of which US$3,000,000 (equivalent to HK$23,400,000) will be in cash and US$27,000,000 (equivalent to HK$210,600,000) will be in Consideration Shares. If the Purchaser accept the Basic Design provided by the Vendor, a further net proceeds payable to the Group for the Tranche 2 Consideration and Tranche 3 Consideration are expected to be approximately US$70,000,000 (equivalent to approximately HK$546,000,000) in Consideration Shares. The Directors expect that such cash portion of the net proceeds will be used for general working capital of the Group and currently the Company intends to hold the Consideration Shares portion of the net proceeds as investments and will be recorded as an investment in the Group’s financial statements.

For illustration purpose, based on the current market price of the Consideration Shares, the Group expects from the Possible Disposal to recognize an unaudited gain of (i) approximately US$5,104,743 (equivalent to approximately HK$39,816,995) immediately upon Closing after receiving the Tranche 1 Consideration; and (ii) (adding to the receipt of the Tranche 2 Consideration and Tranche 3 Consideration) approximately US$7,014,743 (equivalent to approximately HK$54,714,995) after receiving the total Consideration.

LISTING RULES IMPLICATIONS

Rule 14.73 of the Listing Rules states that the grant, acquisition, transfer or exercise of an option by a listed issuer will be treated as a transaction and classified by reference to the percentage ratios (as defined under the Listing Rules). Rule 14.74 of the Listing Rules states that where an option involving a listed issuer, the exercise of which is not at the listed issuer’s discretion, the transaction will be classified as if the option had been exercised, and upon the exercise of such option, such exercise shall be disclosed by way of an additional announcement.

As the highest applicable percentage ratio (as defined in Rule 14.07 of the Listing Rules) in respect of the Agreement together with the Possible Disposal are more than 75%, the Agreement and the Possible Disposal constitute a very substantial disposal of the Company under Chapter 14 of the Listing Rules. Accordingly, the Possible Disposal is subject to the reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

EGM

The EGM will be convened and held for the Shareholders to consider and, if thought fit, approve the Possible Disposal and the transactions contemplated thereunder and the Board will seek the Proposed Mandate to be granted in advance by the Shareholders at the EGM for the Directors to proceed with and complete the Possible Disposal with the Purchaser on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option. To the best of the Directors’ knowledge, no Shareholders have a material interest in the Agreement and the Possible Disposal and accordingly, no Shareholders are required to abstain from voting in respect of the ordinary resolution to approve the Agreement and the Possible Disposal at the EGM.

A circular containing, among other things, (i) further information of the Agreement and the Possible Disposal; (ii) the notice of the EGM; and (iii) other information as required under the Listing Rules is expected to be despatched to the Shareholders on or before 22 December 2025.

THE AGREEMENT IS CONDITIONAL UPON THE SATISFACTION OF THE CONDITIONS PRECEDENT IN THE AGREEMENT, INCLUDING THE APPROVAL OF THE AGR EEME NT AN D THE TRAN SACTI ONS C ONTEMP LATE D THEREUNDER BY SHAREHOLDERS AT THE EGM AND THE POSSIBLE DISPOSAL IS CONDITIONAL ON THE EXERCISE BY THE PURCHASER OF THE OPTION AND THE GRANTING OF THE PROPOSED MANDATE TO THE BOARD BY THE SHAREHOLDERS AT THE EGM. ACCORDINGLY, THE AGREEMENT AND THE POSSIBLE DISPOSAL MAY OR MAY NOT PROCEED. SHAREHOLDERS AND INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN SECURITIES OF THE COMPANY.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“Agreement”	the option purchase agreement dated 1 December 2025 for the conditionally granting by the Vendor and the conditionally purchase by the Purchaser of the Option and entered into between the Parties

“associates”	has the meaning ascribed to it under the Listing Rules

“Basic Design”	the basic design for the Plant to be prepared and delivered by the Vendor to the Purchaser forming an essential part of the transactions contemplated under the Possible Disposal

“Board”	the board of Directors

“Business Day”	has the meaning ascribed to it under the Listing Rules

“China” or “PRC”	the People’s Republic of China

“Closing”	the completion of the Possible Disposal in accordance with the Principal Terms of the Definitive Agreement

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of the Stock Exchange under stock code: 6128

“Conditions Precedent”	the conditions precedent set out in the Agreement

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Consideration Shares”	a total of 29,000,000 new shares of common stock of the Purchaser duly quoted for trading on the OTCQB market being the aggregate of the Tranche 1 Consideration Shares, the Tranche 2 Consideration Shares and the Tranche 3 Consideration Shares to be allotted and issued credited as fully paid to the Vendor forming part of the Sale Units Consideration

“Definitive Agreement”	the definitive agreement relating to the Possible Disposal “Director(s)” the director(s) of the Company

“Disposal Company”	Graphex Technologies LLC, a company established in the State of Delaware, the United States and an indirect wholly- owned subsidiary of the Company

“Effective Date”	the date passing of the necessary resolution(s) by the Shareholder approving the Agreement and the transactions contemplated hereunder and the Proposed Mandate

“EGM”	the extraordinary general meeting of the Company to be held for the purpose of considering and if thought fit passing the resolution in respect of, among others, the Agreement and the transactions contemplated thereunder and the Proposed Mandate

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	any persons or company(ies) and their respective ultimate beneficial owner(s), whom, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, are not connected persons of the Company and are third parties independent of the Company and its connected persons in accordance with the Listing Rules

“License Agreement”	the patent licensing agreement dated 17 October 2023 entered between the Licensor and the Disposal Company relating to the Licensed Patents

“Licensed Patents”	the patents licensed by solely owned and co-owned by the Disposal Company set out in Schedule 1 of this announcement

“Licensor”	Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited* (黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司), an indirect wholly-owned subsidiary of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Option”	the exclusive option exercisable by the Purchaser upon fulfilment of all the Conditions Precedent within the Option Term at its discretion by serving the Option Notice to the Vendor to call upon the Vendor to sell the Sale Units to the Purchaser on the Principal Terms

“Option Consideration”	US$500,000, being the consideration payable by the Purchaser to the Vendor for the purchase of the Option

“Option Notice”	the notice in writing to be served by the Purchaser to the Vendor notifying on its intention to exercise to the Option

“Option Term”	commencing from the Effective Date and automatically expire upon the earlier of (a) the Option Termination Date; (b) the closing of the exercise of the Option; or (c) the termination of the Agreement; which may be extended by the Purchaser for a further period of three months

“Option Termination Date”	at 12:00 p.m. U.S. Eastern Time on the date that is the nine (9) month anniversary of the Effective Date

“OTCQB market”	OTCQB Market operated by OTC Markets Group Inc. in the United States for quoting and trading of the U.S. stocks

“Parties”	parties to the Agreement, namely, the Vendor, the Purchaser and the Disposal Company

“Patents”	the patents solely owned and co-owned by the Disposal Company set out in Schedule 2 of this announcement

“Plant”	the natural graphite anode material production plant with capacity of 50,000 metric tons per year proposed to be built at a site of the Purchaser’s choice in the United States

“Possible Disposal”	the possible disposal of the Sale Units by the Vendor to the Purchaser under the Option

“Principal Terms”	the principal terms of the Definitive Agreement for the Possible Disposal shall be conducted on upon exercise of the Option by the Purchaser

“Proposed Mandate”	the mandate that the Board seeks to be granted in advance by the Shareholders at the EGM authorizing the Directors to proceed with and complete the Possible Disposal with the Purchaser on the Principal Terms in the event the Agreement became unconditional and the Purchaser elected to exercise the Option

“Purchaser”	M2i Global, Inc., a company established in Nevada, the United States, the shares of which are listed and traded on OTCQB under ticker: MTWO, an Independent Third Party

“Purchaser Shares”	common stock of the Purchaser of US$0.001 par value per share

“Sale Units”	100 Units, representing 100% of the issued and outstanding limited liability Units free and clear of any and all liens and encumbrances

“Sale Units Consideration”	US$100,000,000 being the total consideration for the disposal of Sale Units payable by the Purchaser to the Vendor under the Possible Disposal

“Share(s)”	ordinary share(s) with a nominal value of HK$0.05 each in the capital of the Company

“Shareholders”	holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Technical Support”	the technical support to be provided by the Group to the Purchaser and the Company expected to be not more than five years from the date of Closing to support the construction of the Plant and setting up of production line to achieve production capability forming an essential part of the transactions contemplated under the Possible Disposal

“Tranche 1 Consideration”	US$30,000,000, being part of the Consideration payable to the Vendor by the Purchaser upon Closing, which will be satisfied by cash for the amount of US$3,000,000 and the allotment and issue of the Tranche 1 Consideration Shares

“Tranche 1 Consideration Shares”	9,000,000 Purchaser Shares duly quoted for trading on the OTCQB market to be allotted and issued at the issue price of US$3 per Consideration Share at the Closing for payment of US$27,000,000, as part of the Consideration to the Vendor

“Tranche 2 Consideration “	US$30,000,000, being part of the Consideration payable to the Vendor by the Purchaser, which will be satisfied by the allotment and issue of the Tranche 2 Consideration Shares

“Tranche 2 Consideration Shares”	10,000,000 Purchaser Shares duly quoted for trading on the OTCQB market to be allotted and issued at the issue price of US$3 per Consideration Share at the Closing for payment of US$30,000,000, as part of the Consideration to the Vendor

“Tranche 3 Consideration”	US$40,000,000, being part of the Consideration payable to the Vendor by the Purchaser, which will be satisfied by the allotment and issue of the Tranche 3 Consideration Shares

“Tranche 3 Consideration Shares”	10,000,000 Purchaser Shares duly quoted for trading on the OTCQB market to be allotted and issued at the issue price of US$4 per Consideration Share at the Closing for payment of US$40,000,000, as part of the Consideration to the Vendor

“Unit(s)”	unit(s) of the Disposal Company, represent the limited liability company interests in the Disposal Company

“US” or “U.S.” or “United States”	the United States of America

“US$”	US dollars, the lawful currency of the United States

“Vendor”	Happy Growth Group Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly- owned subsidiary of the Company

“%”	per cent

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 1 December 2025

Unless the context requires otherwise, the translations of US$ into HK$ in this announcement are based on the rate of US$1.0 = HK$7.8. No representation is made that any amount in US$ and HK$ can be or could have been converted at the relevant dates at this rate or any other rates at all.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross Mr. Qiu Bin

Non-executive Director:

Mr. Ma Lida

Independent Non-executive Directors:

Ms. Tam Ip Fong Sin Mr. Wang Yuncai

Mr. Liu Kwong Sang

* For identification purpose only

Schedule 1

Details of the Licensed Patents

	Expired Date	License Period under the License
Brief description of Licensed Patents	of Patent	Agreement
1 A production method of spherical graphite	2/1/2033	2/1/2033
2 A production method of high purity graphite	7/11/2032	7/11/2032
3 Equipment and methods of fluoride wastewater treatment	14/11/2032	14/11/2032
4 A production grading equipment of spherical graphite	16/11/2028	16/11/2028
5 A furnace for enhancing effectiveness of graphite drying	25/5/2026	25/5/2026
6 A production equipment of graphite purification	22/6/2026	22/6/2026
7 A production equipment of spherical graphite	29/6/2026	29/6/2026
8 A graphite reactor	8/6/2026	8/6/2026
9 A production equipment of spherical graphite	8/6/2026	8/6/2026
10 A wastewater treatment equipment of graphite production	9/3/2028	9/3/2028
11 A reactor of graphite production	13/3/2028	13/3/2028
12 A pulverizer for graphite processing and production	13/3/2028	13/3/2028
13 A pulverizing machine of graphite	13/3/2028	13/3/2028
14 A continuous purification equipment of new graphite	9/3/2028	9/3/2028
15 A spray painting equipment of graphite anti-corrosion coating	22/5/2030	22/5/2030
16 A spray painting equipment of graphene conductive film	22/5/2030	22/5/2030
17 A welding equipment of graphene heating film	28/4/2030	28/4/2030
18 A graphite powder stirring equipment	2/6/2030	2/6/2030
19 A pulverizing equipment for graphite processing	4/8/2030	4/8/2030
20 A multi-directional stirring device for graphite powder with convenient proportioning	19/4/2032	19/4/2032
21 A spherical claissifier impeller for graphite production	26/4/2032	26/4/2032
22 A graphite pulverizer feeding and dedusting device	26/4/2032	26/4/2032
23 A graphene conductive film	26/4/2032	26/4/2032
24 A continuous drying device for evenly heated graphite powder	12/4/2032	12/4/2032
25 An environment-friendly graphene anti-corrosion coating spraying device	26/4/2032	26/4/2032
26 A high-purity ultrafine graphite powder preparation device	1/7/2032	1/7/2032
27 A drum type graphite crushing device	26/4/2032	26/4/2032
28 Grahpite powder high temperature purification and purification device	8/4/2032	8/4/2032
29 Mixing device for silicon carbon anode material production	12/4/2032	12/4/2032
30 Graphene oxide heat dissipation film calendaring device	5/8/2032	5/8/2032

Schedule 2

Details of the Patents

Detailed of the Patents are as follows:

Brief description of Patents	Applicant(s)	Publication No.	Publication Date
1 Preparation method for silicon-carbon composite negative electrode material	The Disposal Company	US-2024-0405197-A1	5/12/2024

2 Vertical Continuous Graphitization Furnace	The Disposal Company	US-2024-0401880-A1	5/12/2024

3 Processing method for graphite acid purification wastewater	(i) The Disposal Company	US-2024-0158274-A1	16/5/2024

(ii) Wuhan University of Technology (to the best knowledge information and belief, the Independent Third Party)

(iii) The Company

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